UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

OTTER TAIL CORPORATION

(Name of Issuer)

Common Shares, par value $5.00 per share

(Title of Class of Securities)

689648103

(CUSIP Number)

Laurie Smiley, Esq. Arian Colachis, Esq. Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

November 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 689648103

1	Names of Reporting Persons. Cascade Investment, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,456,499(1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 3,456,499(1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,456,499(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person (See Instructions) OO

(1)All Common Shares held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 689648103

1	Names of Reporting Persons. William H. Gates III
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,456,499(1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 3,456,499(1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,456,499(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person (See Instructions) IN

(1)All Common Shares held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

EXPLANATORY STATEMENT

This Amendment No. 7 to Schedule 13D (“Amendment”) relates to the Common Shares, par value $5.00 per share (the “Common Shares”), of Otter Tail Corporation (the “Issuer”).  Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (collectively, the “Reporting Persons”) jointly file this Amendment to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on January 22, 2009, as amended on April 15, 2009, May 4, 2009, July 2, 2009, October 7, 2009, June 29, 2010 and August 3, 2010 (the “Schedule 13D”).  Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D.

Item 4.  Purpose of Transaction

As previously disclosed by the Reporting Persons, on October 2, 2009 the Federal Energy Regulatory Commission (“FERC”) entered an order (the “FERC Order”) authorizing Cascade to increase its ownership interest in the Issuer to 10% or more but less than 20% of the Issuer’s outstanding voting securities (the “Proposed Transaction”).

On November 2, 2011, Cascade notified FERC that Cascade would not be proceeding with the Proposed Transaction and requested that FERC withdraw the FERC Order.

The Reporting Persons continue to review and evaluate on an ongoing basis all of their alternatives with respect to their investment in the Issuer.

Except as set forth herein, the Reporting Persons have not formulated any plans or proposals that relate to, or would otherwise result in, any matter required to be disclosed pursuant to paragraph (a) through (j) of item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2011	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
		Name:	Alan Heuberger
		Title:	Attorney-in-fact for Michael Larson, Business Manager (2)

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger
		Title:	Attorney-in-fact for William H. Gates III(3)

	* By:	/s/Alan Heuberger
Alan Heuberger

(1) This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated January 21, 2009 and included with the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer’s predecessor filed on January 22, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to the Reporting Persons’ Schedule 13D with respect to the Issuer’s predecessor on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to the Amendment No. 1 to the Reporting Persons Schedule 13D with respect to the Issuer’s predecessor on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.